SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 26, 2007

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated July 26, 2007, reporting financial results for the second quarter ended June 30, 2007.

DS Delivers Very Solid Second Quarter, With Results Above Company Objectives

Paris, France, July 26, 2007% Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) reported financial results for the second quarter and six months ended June 30, 2007.

Summary Second Quarter 2007 Financial Results

•	GAAP revenue up 14% in constant currencies and GAAP EPS up 24%
•	Non-GAAP revenue up 13% in constant currencies and non-GAAP EPS up 14%
•	DS raises 2007 revenue objective and reconfirms EPS objective

Bernard Charlès, Dassault Systèmes President and Chief Executive Officer, commented,“Dassault Systèmes delivered a very solid second quarter with revenue and earnings coming in above objectives. Moreover, given the large customer transaction in the year-ago second quarter, achieving non-GAAP revenue growth of 13% in constant currencies and delivering non-GAAP EPS growth of 14% is rewarding.

“One of our most visible initiatives is the successful transformation of our PLM channel. Our results to date demonstrate that we are well in line with our plans, driving growth for CATIA and ENOVIA. At the same time, we continue to advance our technology and strategic roadmap. During the second quarter we launched our newest brand, 3DVIA, whose goal is to enable 3D to become a universal media for online product experiences. This new brand enlarges our addressable market to a wider community of users, to now include professional and consumer communities.”

Second Quarter 2007 Financial Summary

Second Quarter 2007 Financial Highlights:

Second Quarter 2007 In millions of Euro, except per share data	GAAP			Non-GAAP
	Q2 2007	Growth	Growth in cc*	Q2 2007	Growth	Growth in cc*
Total Revenue	305.7	9%	14%	308.8	8%	13%
EPS	0.31	24%		0.42	14%
Operating margin	17.9%			23.4%

*	in constant currencies

GAAP total revenue increased 9% to €305.7 million (14% in constant currencies) and GAAP earnings per diluted share increased 24% to €0.31 in the 2007 second quarter.

Non-GAAP total revenue increased 13% in constant currencies to €308.8 million on constant currencies non-GAAP software revenue growth of 10% and services growth of 31%. Non-GAAP earnings per diluted share increased 14% to €0.42 in the 2007 second quarter.

“Looking more closely at our second quarter activity, we saw strength in all geographic regions, including Europe and across all sales channels. Overall, software revenue increased 10% in constant currencies thanks to the strong growth of recurring revenue coming from new licensing activity and a growing installed base. New licenses revenue decreased year over year, but would have been up excluding the large customer transaction of the year-ago period. ENOVIA’s results clearly illustrate the success of its product lines, with constant currency revenue growth of 32% in total and 23% before including MatrixOne.

“Importantly, our revenue results translated into strong growth in EPS in spite of the persistently strong currency headwinds,” Thibault de Tersant, Senior Executive Vice President and CFO commented.

Non-GAAP PLM revenue increased 14% in constant currencies, with non-GAAP ENOVIA revenue up 32% in constant currencies. Non-GAAP Mainstream 3D revenue increased 11% in constant currencies in the 2007 second quarter. In line with the Company’s expectations, new CATIA and SolidWorks seats totaled 20,457, level with the year-ago period, largely reflecting the very strong year-over-year comparison for CATIA. On a sequential basis, new CATIA and SolidWorks seats increased 4%.

First Half 2007 Financial Summary

First Half 2007 Financial Highlights:

First Half 2007 In millions of Euro, except per share data	GAAP			Non-GAAP
	First Half ‘07	Growth	Growth in cc*	First Half ‘07	Growth	Growth in cc*
Total Revenue	596.6	12%	18%	603.5	11%	17%
EPS	0.59	16%		0.81	14%
Operating margin	16.9%			22.8%

*	in constant currencies

Cash flow and other financial highlights
Net operating cash flow was €68.8 million and €177.2 million, respectively, for the second quarter and six months ended June 30, 2007. Cash and short-term investments totaled €544.6 million and long-term debt was €208.9 million at June 30, 2007. During the second quarter, DS paid cash dividends aggregating €50.8 million.

Other Corporate Announcements
On June 12, 2007, DS completed the acquisition of ICEM, a leading provider of high quality, surface modeling and rendering solutions. For 2006, ICEM’s revenues were approximately €20 million.

Business Outlook

Thibault de Tersant, Senior Executive Vice President and CFO, commented,“Looking to our full year 2007 objectives, our non-GAAP constant currency revenue objective is for growth of about 14-15%, increasing from 13% previously. Thanks to our strong second quarter performance and the inclusion of ICEM following completion of its acquisition, we are increasing our revenue objective. In addition, we are adjusting our yen currency exchange rate assumption, leading to a 2007 reported revenue range of about €1.285 to €1.30 billion. We are reconfirming our earnings per share and operating margin objectives.”

The Company’s objectives are prepared and communicated only on a non-GAAP basis and are subject to the cautionary statement set forth below:

•	Third quarter non-GAAP total revenue objective of about €300 to €305 million, non-GAAP EPS of about €0.39 to €0.41 and non-GAAP operating margin of about 22% to 22.5%;
•	2007 non-GAAP total revenue objective of about 14% to 15% growth in constant currencies (previously 13%);
•	2007 non-GAAP EPS objective of about €2.00 to €2.05, representing about 9% to 12% growth, (unchanged);
•	2007 non-GAAP operating margin objective of about 27%, (unchanged);
•	Objectives based upon exchange rate assumptions for the remaining 2007 quarters of US$1.35 (unchanged) per €1.00 and JPY 165 (previously 160) per €1.00;
•	2007 non-GAAP revenue range of about €1.285 to €1.30 billion, updated from the prior range of €1.275 to €1.285 billion;

The non-GAAP objectives set forth above do not take into account the following accounting elements: deferred revenue write-downs estimated at approximately €9 million for 2007; stock-based compensation expense estimated at approximately €18 million for 2007, and amortization expense for acquired intangibles estimated at approximately €11 million per quarter. These estimates do not include any new stock option or share grants, or any new acquisitions completed after July 26, 2007.

Recent Business News Highlights

•	On July 11th, DS announced the appointment of Jeff Ray as CEO of SolidWorks. Mr. Ray was previously Chief Operating Officer of SolidWorks.

•	On June 28th, Publicis Groupe and Dassault Systèmes announced a strategic partnership and launched their 3dswym Joint Venture to bring innovative 3D marketing solutions to global marketers.

•	On June 26th, DS unveiled 3DVIA to Imagine, Play and Experience Life in 3D Online.

•	On June 26th, Microsoft and DS announced an expansion of their alliance into Virtual Earth.

•	On June 18th, DS’ SolidWorks brand introduced SolidWorks 2008.

•	On June 12th, DS highlighted mid-market customers’ adoption of DS’ CATIA PLM Express.

•	On May 25th, DS announced that Airbus had selected DS’ SIMULIA Realistic Simulation Solutions as its preferred solution for non-linear FEA of aircraft structures.

•
On May 9th, DS announced full access to ENOVIA MatrixOne’s Business Process Capabilities for all CATIA/ ENOVIA VPLM users and also announced delivery of PLM SOA enterprise middleware with ENOVIA MatrixOne 10.7.1.

•
In mid-May, DS made several announcements regarding its SIMULIA brand, including a new release for Unified Finite Element Analysis, plans to introduce SIMULIA solutions for Simulation Lifecycle Management and a new SIMULIA multi-physics platform.

•	On May 8th, DS announced that DELMIA’s Body-in-White Solution received the Automotive Engineering Tech Award at the SAE (Society of Automotive Engineers) World Congress.

Conference call information
Dassault Systèmes will host a teleconference call today, Thursday, July 26, 2007 at 3:00 PM CET/2:00 PM London/9:00 AM New York. The conference call will be available via the Internet by accessing http://www.3ds.com/corporate/investors/. Please go to the website at least fifteen minutes prior to the call to register, download and install any necessary audio software. The webcast teleconference will be archived for 30 days. Financial information to be discussed in the call will be available on the Company’s website prior to commencement of the teleconference at http://www.3ds.com/corporate/investors/. Additional investor information can be accessed at http://www.3ds.com/corporate/investors/or by calling Dassault Systèmes’ Investor Relations at 33.1.40.99.69.24.

Forward-looking information
Statements herein that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding our non-GAAP financial performance objectives, are forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended).

Such forward-looking statements are based on our management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to a range of factors. In preparing such forward-looking statements, we have in particular assumed an average U.S. dollar to euro exchange rate of US$1.35 per €1.00 and an average Japanese yen to euro exchange rate of JPY165 to €1.00 for the last two quarters of 2007; however, currency values fluctuate, and our results of operations may be significantly affected by changes in exchange rates. We have also assumed that there will be no substantial decline in general levels of corporate spending on information technology, and that our increased responsibility for both indirect and direct PLM sales channels, and the resulting commercial and management challenges, will not prevent us from maintaining growth in revenues or cause us to incur substantial unanticipated costs and inefficiencies. Our actual results or performance may also be materially negatively affected by difficulties or adverse changes affecting our partners or our relationships with our partners, including our longstanding, strategic partner, IBM; new product developments and technological changes; errors or defects in our products; growth in market share by our competitors; and the realization of any risks related to the integration of any newly acquired company and internal reorganizations. Unfavorable changes in any of the above or other factors described in the Company’s SEC reports, including the Form 20-F for the year ended December 31, 2006, which was filed with the SEC on May 29, 2007, could materially affect the Company's financial position or results of operations.

Non-GAAP financial information
Readers are cautioned that the supplemental non-GAAP information presented in this press release is subject to inherent limitations. It is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-GAAP financial information may not be comparable to similarly titled non-GAAP measures used by other companies. Further specific limitations for individual non-GAAP measures, and the reasons for presenting non-GAAP financial information, are set forth in the company’s annual report for the year ended December 31, 2006 on Form 20-F filed with the SEC on May 29, 2007. To compensate for these limitations, the supplemental non-GAAP financial information should be read not in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

About Dassault Systèmes:
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance to recycling. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing - ENOVIA for global collaborative lifecycle management, and 3DVIA for online 3D lifelike experiences.  Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA, SolidWorks and 3D VIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

(Tables to follow)

CONTACTS:

Dassault Systèmes:	Financial Dynamics:
Valerie Agathon/Beatrix Martinez	Harriet Keen/Haya Chelhot
33.1.40.99.69.24	44.20.7831.3113
Pierre Mas/Carole Richon
Florence de Montmarin
33.1.47.03.68.10

DASSAULT SYSTEMES
CONSOLIDATED STATEMENTS OF INCOME (U.S. GAAP)
(in millions of Euro, except per share data, unaudited)

	Three months ended		Six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
New licenses revenue	96.2	114.1	192.0	203.2
Periodic licenses, maintenance and product development revenue	157.1	123.9	307.1	247.9
Software revenue	253.3	238.0	499.1	451.1
Services and other revenue	52.4	42.0	97.5	81.0
Total Revenue	€305.7	€280.0	€596.6	€532.1

Cost of software revenue	13.1	12.2	25.8	23.1
Cost of services and other revenue	38.5	36.1	78.7	67.8
Research and development	75.5	75.3	152.0	147.8
Marketing and sales	88.3	73.2	171.4	138.7
General and administrative	24.6	21.3	46.0	38.4
Amortization of acquired intangibles	10.9	12.2	21.8	19.4
Total Operating Expenses	€250.9	€230.3	€495.7	€435.2
Operating Income	€54.8	€49.7	€100.9	€96.9
Financial revenue and other, net	3.3	(3.8)	6.3	(0.7)
Income before income taxes	58.1	45.9	107.2	96.2
Income tax expense	(20.1)	(16.3)	(36.3)	(33.8)
Minority interest	(0.1)	(0.2)	(0.1)	(1.7)
Net Income	€37.9	€29.4	€70.8	€60.7
Basic net income per share	€0.33	€0.26	€0.61	€0.53
Diluted net income per share	€0.31	€0.25	€0.59	€0.51
Basic weighted average shares outstanding (in millions)	116.2	115.1	116.1	115.0
Diluted weighted average shares outstanding (in millions)	119.3	118.6	119.2	119.2

DASSAULT SYSTEMES
CONDENSED CONSOLIDATED BALANCE SHEETS (U.S. GAAP)
(in millions of Euro, unaudited)

	June 30, 2007	December 31, 2006
TOTAL ASSETS
Cash and short-term investments	544.6	459.2
Accounts receivable, net	259.7	303.6
Other assets	1,127.9	1,093.2
Total assets	€1,932.2	€1,856.0
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Long-term debt	208.9	204.3
Other liabilities	576.2	541.7
Shareholders’ equity	1,147.1	1,110.0
Total liabilities and shareholders’ equity	€1,932.2	€1,856.0

DASSAULT SYSTEMES
CONDENSED CASH FLOW STATEMENTS (U.S. GAAP)
(in millions of Euro, unaudited)

	Three months ended			Six months ended
	June 30, 2007	June 30, 2006	Variation	June 30, 2007	June 30, 2006	Variation
Net Income	37.9	29.4	8.5	70.8	60.7	10.1
Changes in working capital and non-cash P&L items	30.9	34.3	(3.4)	106.4	104.2	2.2
Net Cash provided by (used in) operating activities	68.8	63.7	5.1	177.2	164.9	12.3

Acquisition and sale of assets	(9.0)	(6.0)	(3.0)	(15.7)	(13.9)	(1.8)
Acquisitions net of cash	(44.2)	(261.9)	217.7	(44.2)	(263.4)	219.2
Loans and others	(0.7)	0.0	(0.7)	(0.7)	1.8	(2.5)
Net Cash provided by (used in) investing activities	(53.9)	(267.9)	214.0	(60.6)	(275.5)	214.9

Borrowing	0.0	0.0	0.0	0.0	200.0	(200.0)
Share repurchase and proceeds from stock option exercise, net	22.6	6.6	16.0	27.8	22.7	5.1
Payments on capital lease obligations	0.0	(0.4)	0.4	(0.4)	(0.9)	0.5
Dividend	(50.8)	0.0	(50.8)	(50.8)	0.0	(50.8)
Net Cash provided by (used in) financing activities (1)	(28.2)	6.2	(34.4)	(23.4)	221.8	(245.2)

Effect of exchange rate changes on treasury (2)	(4.2)	(12.5)	8.3	(7.8)	(17.6)	9.8
Increase (Decrease) in treasury (2)	(17.5)	(210.5)	193.0	85.4	93.6	(8.2)

Treasury (2) at beginning of period	562.1	684.0		459.2	379.9
Treasury (2) at end of period	544.6	473.5		544.6	473.5

(1)	Excluding changes in short-term investments.
(2)	Treasury includes cash, cash equivalents and short-term investments.

DASSAULT SYSTEMES SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
US GAAP - NON-GAAP RECONCILIATION
(in millions of Euro, except per share data, unaudited)

Readers are cautioned that the supplemental non-GAAP information presented in this press release is subject to inherent limitations. It is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-GAAP financial information may not be comparable to similarly titled non-GAAP measures used by other companies. Further specific limitations for individual non-GAAP measures, and the reasons for presenting non-GAAP financial information, are set forth in the company’s annual report for the year ended December 31, 2006 on Form 20-F filed with the SEC on May 29, 2007. To compensate for these limitations, the supplemental non-GAAP financial information should be read not in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

	Three months ended June 30,						Variation
	2007 GAAP	Adjustment (1)	2007 non-GAAP	2006 GAAP	Adjustment (1)	2006 non-GAAP	GAAP	Non-GAAP (2)
Total Revenue	€305.7	3.1	€308.8	€280.0	6.0	€286.0	9%	8%

Total Revenue breakdown by activity
Software revenue	253.3	3.1	256.4	238.0	6.0	244.0	6%	5%
Services and other revenue	52.4			42.0			25%

Total Revenue breakdown by segment
PLM revenue	247.7	2.2	249.9	224.2	5.7	229.9	10%	9%
of which ENOVIA revenue	58.5	2.0	60.5	45.1	2.8	47.9	30%	26%
Mainstream 3D revenue	58.0	0.9	58.9	55.8	0.3	56.1	4%	5%

Total Revenue breakdown by geography
Americas	93.6	1.5	95.1	81.1	3.1	84.2	15%	13%
Europe	140.8	1.2	142.0	135.2	2.0	137.2	4%	3%
Asia	71.3	0.4	71.7	63.7	0.9	64.6	12%	11%
Total Operating Expenses	€250.9	(14.3)	€236.6	€230.3	(14.5)	€215.8	9%	10%
Stock-based compensation expense	3.4	(3.4)	—	2.3	(2.3)	—	n/a	n/a
Amortization of acquired intangibles	10.9	(10.9)	—	12.2	(12.2)	—	n/a	n/a
Operating Income	€54.8	17.4	€72.2	€49.7	20.5	€70.2	10%	3%
Operating Margin	17.9%		23.4%	17.8%		24.5%
Income before Income Taxes	58.1	17.4	75.5	45.9	20.5	66.4	27%	14%
Income tax expense	(20.1)	(5.3)	(25.4)	(16.3)	(6.5)	(22.8)	n/a	n/a
Income tax effect of adjustments above	5.3	(5.3)	—	6.5	(6.5)	—	n/a	n/a
Minority interest	(0.1)			(0.2)			n/a
Net Income	€37.9	12.1	€50.0	€29.4	14.0	€43.4	29%	15%
Diluted Net Income Per Share (3)	€0.31	0.11	€0.42	€0.25	0.12	€0.37	24%	14%

(1)
In the reconciliation schedule above, (i) all non-GAAP adjustments to GAAP revenue data reflect the exclusion of the deferred revenue adjustment; (ii) non-GAAP adjustments to GAAP operating expenses data reflect the exclusion of the amortization of acquired intangibles or stock-based compensation expense (as detailed below), as indicated; and (iii) all non-GAAP adjustments to GAAP income data reflect the combined effect of these non-GAAP adjustments.

	Three months ended June 30,
	2007 GAAP	Adjustment	2007 non-GAAP	2006 GAAP	Adjustment	2006 non-GAAP
Cost of services and other revenue	38.5	(0.2)	38.3	36.1	(0.2)	35.9
Research and development	75.5	(1.9)	73.6	75.3	(1.4)	73.9
Marketing and sales	88.3	(0.7)	87.6	73.2	(0.3)	72.9
General and administrative	24.6	(0.6)	24.0	21.3	(0.4)	20.9
Total stock-based compensation expense		(3.4)			(2.3)

(2)
The non-GAAP percentage increase (decrease) compares non-GAAP measures for the two different periods. In the event there is a non-GAAP adjustment to the relevant measure for only one of the periods under comparison, the non-GAAP increase (decrease) compares the non-GAAP measure to the relevant GAAP measure.

(3)	Based on a weighted average 119.3 million diluted shares for Q2 2007 and 118.6 million diluted shares for Q2 2006.

DASSAULT SYSTEMES
SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
US GAAP - NON-GAAP RECONCILIATION
(in millions of Euro, except per share data, unaudited)

Readers are cautioned that the supplemental non-GAAP information presented in this press release is subject to inherent limitations. It is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-GAAP financial information may not be comparable to similarly titled non-GAAP measures used by other companies. Further specific limitations for individual non-GAAP measures, and the reasons for presenting non-GAAP financial information, are set forth in the company’s annual report for the year ended December 31, 2006 on Form 20-F filed with the SEC on May 29, 2007. To compensate for these limitations, the supplemental non-GAAP financial information should be read not in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

	Six months ended June 30,						Variation
	2007 GAAP	Adjustment (1)	2007 non-GAAP	2006 GAAP	Adjustment (1)	2006 non-GAAP	GAAP	Non-GAAP (2)
Total Revenue	€596.6	6.9	€603.5	€532.1	9.9	542.0	12%	11%

Total Revenue breakdown by activity
Software revenue	499.1	6.9	506.0	451.1	9.9	461.0	11%	10%
Services and other revenue	97.5			81.0			20%

Total Revenue breakdown by segment
PLM revenue	482.7	4.5	487.2	425.1	8.5	433.6	14%	12%
of which ENOVIA revenue	115.9	4.3	120.2	71.4	2.8	74.2	62%	62%
Mainstream 3D revenue	113.9	2.4	116.3	107.0	1.4	108.4	6%	7%

Total Revenue breakdown by geography
Americas	189.7	3.4	193.1	156.9	4.5	161.4	21%	20%
Europe	263.6	2.6	266.2	246.8	3.6	250.4	7%	6%
Asia	143.3	0.9	144.2	128.4	1.8	130.2	12%	11%
Total Operating Expenses	€495.7	(29.5)	€466.2	€435.2	(23.9)	€411.3	14%	13%
Stock-based compensation expense	7.7	(7.7)	—	4.5	(4.5)	—	n/a	n/a
Amortization of acquired intangibles	21.8	(21.8)	—	19.4	(19.4)	—	n/a	n/a
Operating Income	€100.9	36.4	€137.3	€96.9	33.8	€130.7	4%	5%
Operating Margin	16.9%		22.8%	18.2%		24.1%
Income before Income Taxes	107.2	36.4	143.6	96.2	33.8	130.0	11%	10%
Income tax expense	(36.3)	(10.9)	(47.2)	(33.8)	(10.4)	(44.2)	n/a	n/a
Income tax effect of adjustments above	10.9	(10.9)	—	10.4	(10.4)	—	n/a	n/a
Minority interest	(0.1)		—	(1.7)			n/a	n/a
Net Income	€70.8	25.5	€96.3	€60.7	23.4	€84.1	17%	15%
Diluted Net Income Per Share (3)	€0.59	0.22	€0.81	€0.51	0.20	€0.71	16%	14%

(1)
In the reconciliation schedule above, (i) all non-GAAP adjustments to GAAP revenue data reflect the exclusion of the deferred revenue adjustment; (ii) non-GAAP adjustments to operating expenses data reflect the exclusion of the amortization of acquired intangibles or stock-based compensation expense (as detailed below), as indicated; and (iii) all non-GAAP adjustments to GAAP income data reflect the combined effect of these non-GAAP adjustments.

	Six months ended June 30,
	2007 GAAP	Adjustment	2007 non-GAAP	2006 GAAP	Adjustment	2006 non-GAAP
Cost of services and other revenue	78.7	(0.3)	78.4	67.8	(0.5)	67.3
Research and development	152.0	(4.4)	147.6	147.8	(2.9)	144.9
Marketing and sales	171.4	(1.6)	169.8	138.7	(0.6)	138.1
General and administrative	46.0	(1.4)	44.6	38.4	(0.5)	37.9
Total stock-based compensation expense		(7.7)			(4.5)

(2)
The non-GAAP percentage increase (decrease) compares non-GAAP measures for the two different periods. In the event there is a non-GAAP adjustment to the relevant measure for only one of the periods under comparison, the non-GAAP increase (decrease) compares the non-GAAP measure to the relevant GAAP measure.

(3)	Based on a weighted average 119.2 million diluted shares for YTD07 and 119.2 million diluted shares for YTD06.

DASSAULT SYSTEMES
NON-GAAP KEY FIGURES
(in millions of Euro, except per share data, headcount and exchange rates, unaudited)

Non-GAAP key figures exclude the effects of adjusting the carrying value of acquired companies’ deferred revenue, amortization of acquired intangible assets and stock-based compensation expense.

Comparable U.S. GAAP financial information and a reconciliation of the GAAP and non-GAAP measures are set forth in the preceding tables.

	Three months ended			Six months ended
	June 30, 2007	June 30, 2006	Variation	June 30, 2007	June 30, 2006	Variation
Non-GAAP Revenue	€308.8	€286.0	8%	€603.5	€542.0	11%

Non-GAAP Revenue breakdown by activity
Software Revenue	256.4	244.0	5%	506.0	461.0	10%
Services and other Revenue	52.4	42.0	25%	97.5	81.0	20%

Non-GAAP Revenue breakdown by segment
PLM	249.9	229.9	9%	487.2	433.6	12%
of which ENOVIA revenue	60.5	47.9	26%	120.2	74.2	62%
Mainstream 3D	58.9	56.1	5%	116.3	108.4	7%

Non-GAAP Revenue breakdown by geography
Americas	95.1	84.2	13%	193.1	161.4	20%
Europe	142.0	137.2	3%	266.2	250.4	6%
Asia	71.7	64.6	11%	144.2	130.2	11%

Non-GAAP Operating Income	72.2	70.2	3%	137.3	130.7	5%
Non-GAAP Operating Margin	23.4%	24.5%		22.8%	24.1%
Non-GAAP Net Income	50.0	43.4	15%	96.3	84.1	15%
Non-GAAP Diluted Net Income Per Share	0.42	0.37	14%	0.81	0.71	14%

Closing headcount	7,122	6,623	8%

Average Rate USD per Euro	1.35	1.26	7%	1.33	1.23	8%
Average Rate JPY per Euro	162.8	143.8	13%	159.6	142.2	12%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: July 26, 2007
By:  /s/ Thibault de Tersant

Name:  Thibault de Tersant
Title:     Executive Vice President,  Finance and Administration